DD 12/2/14

SEC 14042171 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED DEC 01 2014 WASH. DC 201

SEC FILE NUMBER
8-67244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tp 12/3/14

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Eagle Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

NANCY COAN
MY COMMISSION EXPIRES June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2014

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 25, 2014
Certified Public Accountants

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2014

Assets:		
Cash and cash equivalents	$	4,570,456
Receivables from affiliates		74,859
Receivables from affiliated mutual funds		1,639,561
Other receivables		13,766
Deferred income taxes, net		82,608
Prepaid expenses and other assets		3,000
Total assets	$	6,384,250
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	3,681,629
Income taxes payable		72,156
Payable to affiliates		136,044
Accrued expenses and other liabilities		13,631
Total liabilities		3,903,460
Stockholder's equity:		
Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		30,735,656
Accumulated deficit		(28,254,867)
Total stockholder's equity		2,480,790
Total liabilities and stockholder's equity	$	6,384,250

See accompanying Notes to Statement of Financial Condition.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Eagle Fund Distributors, Inc. ("EFD," "we," "us," "our," or "ours") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to financial advisors related to Class A and C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the eighteen month period from their date of purchase.

Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from two to five years. Property and equipment of $9,873 is included in Prepaid expenses and other assets on the Statement of Financial Condition and has been fully depreciated. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying

items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 6 for further information.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, RJF, and affiliates in certain expense sharing agreements which result in receivables from and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent, RJF, or affiliates.

The receivables from affiliates on our Statement of Financial Condition at September 30, 2014 associated with these related party transactions is $74,859. The payables to affiliates on our Statement of Financial Condition at September 30, 2014 associated with the related party transactions is $136,044. The related party transactions that result in these receivables and payables are settled monthly with cash transfers.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2014, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2014	
Net capital	$	1,538,610
Less: Required net capital		(250,000)
Excess net capital	$	1,288,610

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2014	
Deferred tax asset:		
State net operating loss carryover, net of federal tax	$	8,537
Fixed assets		8,214
Deferred compensation		20,815
Accrued expenses		53,579
Gross deferred tax assets		91,145
Less: valuation allowance		(8,537)
Total deferred tax asset, net	$	82,608

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal benefit of $4,596. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2014 relates to net operating losses generated from our single entity state income tax filings

and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance did not change during the fiscal year ended September 30, 2014. We believe that the realization of the remaining net deferred tax asset of $82,608 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group and carryback losses against prior year consolidated taxable income of the affiliated group.

We recognize no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2010 for state and local tax returns. Certain transactions occurring in fiscal year 2014 are currently being examined under the Internal Revenue Service ("IRS") Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The various audits in process are expected to be completed in fiscal year 2015.

NOTE 6 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and incentive plans of RJF. RJF allocates the cost of providing these plans to EFD based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

EFD participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation production plan that provides benefits to employees who meet certain compensation requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

Share-based compensation plans

Stock options awards

Under RJF's Stock Incentive Plan, EFD may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

A summary of option activity for grants to EFD employees for the fiscal year ended September 30, 2014 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($)
Outstanding at October 1, 2013	3,000	$ 30.39		
Exercised	(300)	25.28		
Forfeited	(2,700)	30.95		
Outstanding at September 30, 2014	—	$ —	—	$ —
Exercisable at September 30, 2014	—	$ —	—	$ —

The total intrinsic value of stock options exercised under RJF's Stock Incentive Plan for grants made to EFD employees for the fiscal year ended September 30, 2014 was $6,894 .

Employee stock purchase plan

The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

NOTE 8 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 25, 2014. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM